Exhibit 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Score Media and Gaming Inc. (the “Company”)

500 King Street West, Fourth Floor

Toronto, Ontario

M5V 1L9

2.	DATE OF MATERIAL CHANGE

February 11, 2021.

3.	PRESS RELEASE

The press release was issued on February 11, 2021, and was disseminated through the facilities of recognized newswire services. A copy of the press release was filed on the System for Electronic Document Analysis and Retrieval (SEDAR) with respect to the material change described below.

4.	SUMMARY OF MATERIAL CHANGE

On February 11, 2021, the Company consolidated its issued and outstanding shares on the basis of 1 post-consolidation share of the Company for every 10 pre-consolidation shares of the Company of the same class.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1       Full Description of Material Change

In connection with a potential additional listing of the Company’s Class A Subordinate Voting Shares (“Class A Shares”) on a U.S. stock exchange, and as previously authorized by its shareholders, the Company implemented a consolidation (reverse stock split) of its outstanding Class A Shares on the basis of one new Class A Share for every ten currently outstanding Class A Shares (the “Consolidation Ratio”) as well as a consolidation (reverse stock split) of the Company’s Special Voting Shares (“Special Voting Shares”) on the basis of such Consolidation Ratio.

The Consolidation Ratio was determined by the Company’s board of directors in accordance with the parameters authorized by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on February 10, 2021. The consolidation took effect on February 11, 2021 and the Class A Shares are expected to commence trading on the Toronto Stock Exchange on a post-consolidation basis beginning at the open of markets on February 18, 2021. Immediately prior to the consolidation, there were 434,425,695 Class A Shares and 5,566 Special Voting Shares issued and outstanding, and it is expected that there will be 43,442,568 Class A Shares and 557 Special Voting Shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation and the number of post-consolidation shares to be received by a shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of shares that such holder would otherwise be entitled to receive upon the implementation of the share consolidation. By way of example, if a shareholder held 999 pre-consolidation Class A Shares, the shareholder will hold 100 Class A Shares on a post-consolidation basis.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-consolidation shares for replacement certificates or a direct registration advice representing their post-consolidation shares. Until surrendered for exchange, following the effective date of the consolidation, which was February 11, 2021, each share certificate formerly representing pre-consolidation shares will be deemed to represent the number of whole post-consolidation shares to which the holder is entitled as a result of the consolidation.

Holders of shares of the Company who hold uncertificated shares (that is shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company's transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation shares for post-consolidation shares.

5.2       Disclosure for Restructuring Transactions

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

For further information contact Alvin Lobo, Chief Financial Officer at (416) 479-8812 x2206.

9.	DATE OF REPORT

February 15, 2021.